SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
Globe Specialty Metals, Inc.
(Name of Issuer)
Common Stock, $0.0001 Par Value
(Title of Class of Securities)
37954N206
(CUSIP Number)
December 31, 2009
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☑ Rule 13d-1(d)
*     The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.:	37954N206

1	NAME OF REPORTING PERSONS: Plainfield Capital Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,465,812

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	8	SHARED DISPOSITIVE POWER

		1,465,812

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,465,812

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	2.0%

12	TYPE OF REPORTING PERSON

	OO

CUSIP No.:	37954N206

1	NAME OF REPORTING PERSONS: Plainfield Direct Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		656,148

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	8	SHARED DISPOSITIVE POWER

		656,148

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	656,148

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0.9%

12	TYPE OF REPORTING PERSON

	CO

CUSIP No.:	37954N206

1	NAME OF REPORTING PERSONS: Plainfield Special Situations Master Fund II Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		617,237

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	8	SHARED DISPOSITIVE POWER

		617,237

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	617,237

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0.8%

12	TYPE OF REPORTING PERSON

	OO

CUSIP No.:	37954N206

1	NAME OF REPORTING PERSONS: Plainfield OC Master Fund Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		383,525

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	8	SHARED DISPOSITIVE POWER

		383,525

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	383,525

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0.5%

12	TYPE OF REPORTING PERSON

	OO

CUSIP No.:	37954N206

1	NAME OF REPORTING PERSONS: Plainfield Special Situations Master Fund Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		342,950

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	8	SHARED DISPOSITIVE POWER

		342,950

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	342,950

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0.5%

12	TYPE OF REPORTING PERSON

	OO

CUSIP No.:	37954N206

1	NAME OF REPORTING PERSONS: Plainfield Asset Management LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,465,672

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	8	SHARED DISPOSITIVE POWER

		3,465,672

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,465,672

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	4.7%

12	TYPE OF REPORTING PERSON

	OO

CUSIP No.:	37954N206

1	NAME OF REPORTING PERSONS: Max Holmes

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,465,672

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	8	SHARED DISPOSITIVE POWER

		3,465,672

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,465,672

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	4.7%

12	TYPE OF REPORTING PERSON

	IN

CUSIP No.: 37954N206
Item 1(a) Name of Issuer:
Globe Specialty Metals, Inc.
Item 1(b) Address of Issuer’s Principal Executive Offices:
One Penn Plaza, 250 West 34th Street, Suite 2514, New York, NY 10119
Item 2(a) Name of Persons Filing:
This Schedule 13G is being filed jointly on behalf of the following persons (collectively, the “Reporting Persons”): Plainfield Capital Limited, Plainfield Direct Inc., Plainfield Special Situations Master Fund II Limited, Plainfield OC Master Fund Limited, Plainfield Special Situations Master Fund Limited, Plainfield Asset Management LLC and Max Holmes. The Reporting Persons may be deemed to be a “group” within the meaning of Rule 13d-5 promulgated under the Securities Exchange Act of 1934, as amended. The filing of this Statement, however, shall not be construed as an admission by any of the Reporting Persons that a “group” exists or that any of the Reporting Persons is a beneficial owner of any securities other than those directly held by such Reporting Person.
Item 2(b) Address of Principal Business Office or, if none, Residence:
c/o Plainfield Asset Management LLC
100 West Putnam Avenue
Greenwich, CT 06830
Item 2(c) Citizenship:
Plainfield Capital Limited is a Cayman Islands exempt company
Plainfield Direct Inc. is a corporation organized under the laws of the state of Delaware
Plainfield Special Situations Master Fund II Limited is a Cayman Islands exempt company
Plainfield OC Master Fund Limited is a Cayman Islands exempt company
Plainfield Special Situations Master Fund Limited is a Cayman Islands exempt company
Plainfield Asset Management LLC is a limited liability company organized under the laws of the state of Delaware
Max Holmes is a citizen of the United States of America
Item 2(d) Title of Class of Securities:
Common Stock, $0.0001 Par Value
Item 2(e) CUSIP Number:
37954N206
Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
     Not applicable.

Item 4. Ownership.
(a)	Amount beneficially owned:

Plainfield Capital Limited:	1,465,812
Plainfield Direct Inc.:	656,148
Plainfield Special Situations Master Fund II Limited:	617,237
Plainfield OC Master Fund Limited:	383,525
Plainfield Special Situations Master Fund Limited:	342,950
Plainfield Asset Management LLC:	3,465,672
Max Holmes:	3,465,672
(b)	Percent of Class:

Plainfield Capital Limited:	2.0%
Plainfield Direct Inc.:	0.9%
Plainfield Special Situations Master Fund II Limited:	0.8%
Plainfield OC Master Fund Limited:	0.5%
Plainfield Special Situations Master Fund Limited:	0.5%
Plainfield Asset Management LLC:	4.7%
Max Holmes:	4.7%
(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote

Plainfield Capital Limited:	0
Plainfield Direct Inc.:	0
Plainfield Special Situations Master Fund II Limited:	0
Plainfield OC Master Fund Limited:	0
Plainfield Special Situations Master Fund Limited:	0
Plainfield Asset Management LLC:	0
Max Holmes:	0
(ii)	Shared power to vote or to direct the vote

Plainfield Capital Limited:	1,465,812
Plainfield Direct Inc.:	656,148
Plainfield Special Situations Master Fund II Limited:	617,237
Plainfield OC Master Fund Limited:	383,525
Plainfield Special Situations Master Fund Limited:	342,950
Plainfield Asset Management LLC:	3,465,672
Max Holmes:	3,465,672
(iii)	Sole power to dispose or to direct the disposition of

Plainfield Capital Limited:	0
Plainfield Direct Inc.:	0
Plainfield Special Situations Master Fund II Limited:	0
Plainfield OC Master Fund Limited:	0
Plainfield Special Situations Master Fund Limited:	0
Plainfield Asset Management LLC:	0
Max Holmes:	0

(iv)	shared power to dispose or to direct the disposition of

Plainfield Capital Limited:	1,465,812
Plainfield Direct Inc.:	656,148
Plainfield Special Situations Master Fund II Limited:	617,237
Plainfield OC Master Fund Limited:	383,525
Plainfield Special Situations Master Fund Limited:	342,950
Plainfield Asset Management LLC:	3,465,672
Max Holmes:	3,465,672
Plainfield Asset Management LLC (“PAM”) and Max Holmes do not own any shares directly. By virtue of Mr. Holmes’ position as chief investment officer of PAM, Mr. Holmes has the power to direct investments and/or vote the securities held by affiliates of PAM, for which PAM serves as investment manager, including Plainfield Capital Limited, Plainfield Direct Inc., Plainfield Special Situations Master Fund II Limited, Plainfield OC Master Fund Limited and Plainfield Special Situations Master Fund Limited. As a result, PAM and Mr. Holmes may be deemed to have the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, the 3,465,672 shares as described above constituting 4.7% of the outstanding shares and, therefore, PAM and Mr. Holmes may be deemed to be the beneficial owner of such shares. PAM and Mr. Holmes each disclaim beneficial ownership of such 3,465,672 shares.
Item 5. Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  ☑
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on the Parent Holding Company or Control Person.
Not Applicable.
Item 8. Identification and Classification of Members of the Group.
Not Applicable.
Item 9. Notice of Dissolution of Group.
Not Applicable.
Item 10. Certifications.
Not applicable.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 16, 2010

PLAINFIELD CAPITAL LIMITED
By:	/s/ Thomas X. Fritsch
Thomas X. Fritsch
Authorized Individual

PLAINFIELD DIRECT INC.
By:	/s/ Thomas X. Fritsch
Thomas X. Fritsch
Authorized Individual

PLAINFIELD SPECIAL SITUATIONS MASTER FUND II LIMITED
By:	/s/ Thomas X. Fritsch
Thomas X. Fritsch
Authorized Individual

PLAINFIELD OC MASTER FUND LIMITED
By:	/s/ Thomas X. Fritsch
Thomas X. Fritsch
Authorized Individual

PLAINFIELD SPECIAL SITUATIONS MASTER FUND LIMITED
By:	/s/ Thomas X. Fritsch
Thomas X. Fritsch
Authorized Individual

PLAINFIELD ASSET MANAGEMENT LLC
By:	/s/ Thomas X. Fritsch
Thomas X. Fritsch
Authorized Individual

MAX HOLMES
By:	/s/ Thomas X. Fritsch
Thomas X. Fritsch
Attorney-in-Fact*

*	Duly authorized pursuant to Power of Attorney, dated February 1, 2007, by and on behalf of Max Holmes, appointing Thomas X. Fritsch as his attorney-in-fact, included as Appendix A to this Schedule 13G.
The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.
Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

APPENDIX A
LIMITED POWER OF ATTORNEY
     KNOW ALL BY THESE PRESENTS, that the undersigned hereby constitutes Thomas X. Fritsch, as the undersigned’s true and lawful attorney-in-fact, limited solely to the following purposes, to:
          (1) execute for and on the undersigned’s behalf (i) Forms 3, 4 and 5 (including any amendments thereto) which may be required to be filed with the Securities and Exchange Commission (“SEC”) in accordance with Section 16(a) of the Securities Exchange Act of 1934 and the rules thereunder, (ii) Schedules 13G and 13D (including any amendments thereto) which may be required to be filed in accordance with Sections 13(d) and 13(g) of the Securities Exchange Act of 1934 and the rules thereunder, and (iii) a Form ID (including any amendments thereto) and any other documents necessary or appropriate to obtain codes and passwords enabling the undersigned to make electronic filings with the SEC of reports, with respect to the undersigned’s beneficial ownership of and transactions in reportable securities;
          (2) do and perform any and all acts for and on the undersigned’s behalf, which may be necessary or desirable, to complete, execute and file any such Form 3, 4 or 5, Schedule 13G or 13D, Form ID or any forms necessary to obtain or renew such SEC access codes; and
          (3) take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest, or legally required by the undersigned, it being understood that the documents executed by such attorney-in-fact on the undersigned’s behalf of pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in his or her discretion.
     The undersigned hereby grants to such attorney-in-fact full power and authority to do and perform all and every act and thing whatsoever requisite, necessary and proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or his or her substitute or substitutes, shall lawfully do or cause to be done by virtue of this Power of Attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorney-in-fact, in serving in such capacity at the request of the undersigned, is not assuming any of the undersigned’s responsibilities to comply with Section 16 or Section 13 of the Securities Exchange Act of 1934.
     Photographic copies of this Power of Attorney shall have the same force and effect as the original. This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file Forms 3, 4, and 5 or Schedules 13D or 13G with respect to the undersigned’s beneficial ownership of and transactions in reportable securities, unless earlier revoked by the undersigned (a) automatically upon the undersigned’s death, (b) automatically upon the attorney-in-fact being notified of the undersigned’s disability, (c) automatically upon the attorney-in-fact no longer being employed by Plainfield Asset Management LLC or (d) upon a signed written revocation delivered to the foregoing attorney-in-fact.
          IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 1st day of February, 2007.

/s/ Max Holmes
MAX HOLMES

STATE OF CONNECTICUT
COUNTY OF FAIRFIELD
This document was acknowledged before me on February 1, 2007 by Max Holmes.

/s/ Theresa Lowe
Notary Public

APPENDIX B
          JOINT FILING AGREEMENT PURSUANT TO RULE 13D-1(K)(1) This agreement is made pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) by and among the parties listed below, each referred to herein as a “Joint Filer.” The Joint Filers agree that a statement of beneficial ownership as required by Section 13(d) of the Exchange Act and the rules thereunder may be filed on each of their behalf on Schedule 13D or Schedule 13G, as appropriate, and that said joint filing may thereafter be amended by further joint filings. The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1.
Dated: February 16, 2010

PLAINFIELD CAPITAL LIMITED
By:	/s/ Thomas X. Fritsch
Thomas X. Fritsch
Authorized Individual

PLAINFIELD DIRECT INC.
By:	/s/ Thomas X. Fritsch
Thomas X. Fritsch
Authorized Individual

PLAINFIELD SPECIAL SITUATIONS MASTER FUND II LIMITED
By:	/s/ Thomas X. Fritsch
Thomas X. Fritsch
Authorized Individual

PLAINFIELD OC MASTER FUND LIMITED
By:	/s/ Thomas X. Fritsch
Thomas X. Fritsch
Authorized Individual

PLAINFIELD SPECIAL SITUATIONS MASTER FUND LIMITED
By:	/s/ Thomas X. Fritsch
Thomas X. Fritsch
Authorized Individual

PLAINFIELD ASSET MANAGEMENT LLC
By:	/s/ Thomas X. Fritsch
Thomas X. Fritsch
Authorized Individual

MAX HOLMES
By:	/s/ Thomas X. Fritsch
Thomas X. Fritsch
Attorney-in-Fact*

*	Duly authorized pursuant to Power of Attorney, dated February 1, 2007, by and on behalf of Max Holmes, appointing Thomas X. Fritsch as his attorney-in-fact, included as Appendix A to this Schedule 13G.